

May 28, 2014

Michael M. Achary
Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

     Re: Hancock Holding Company
              Form 10-K for the Fiscal Year Ended
              December 31, 2013
              Filed February 28, 2014
              File No. 000-13089

Dear Mr. Achary:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2013 Form 10-K

1. A variation of the following comment was issued in our letter dated July 9, 2013. We are issuing this comment again as we noted the Form 10-K as of December 31, 2013 did not include the requested revisions that were previously included in your Forms 10-Q as of June 30, 2013 and September 30, 2013.

    Item 6 – Selected Financial Data, page 27

         We note the non-accrual loan balances for the five years presented on page 29. We further note that you have excluded non-accruing troubled debt restructurings ("TDRs") from the non-accrual balances presented on this page. On pages 98 and 48 you also present non-accrual loans; however on these Coupages you include non-accruing TDRs in the non-accrual loan balances. Please revise future filings to either include a footnote to page 29 that states that non-accruing TDRs are excluded from the non-accrual loan balances presented or provide consistent non-accrual balances throughout the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2. We note the significant benefits related to tax credits as disclosed on page 138 in Note 17 Income Taxes.

   a. Please revise MD&A in future filings to provide quantitative and qualitative information about your tax credits to allow an investor to clearly understand how they impact your financial statements. Additionally, please discuss the expected impact on future financial results and any variability in earnings and cash flows.

   b. Please revise your summary of significant accounting policies to disclose your accounting policies related to your tax credits.

   Please provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Mike Volley
Staff Accountant